SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ---------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS
                       THERETO FILED PURSUANT TO 13d-2(b)
                               (Amendment No. 1)*

                                 iGo Corporation
                                 ---------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    44959210
                                    --------
                                 (CUSIP Number)

---------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44959210                     13G                     Page 2 of 9 Pages

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1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Wand/Power Express Investment I L.P.

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  ( )
                                                                      (b)  (x)

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3         SEC USE ONLY


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4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

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                         5    SOLE VOTING POWER
       NUMBER OF
         SHARES          -------------------------------------------------------
      BENEFICIALLY       6    SHARED VOTING POWER
        OWNED BY              1,547,000
          EACH           -------------------------------------------------------
       REPORTING         7    SOLE DISPOSITIVE POWER
         PERSON
          WITH           -------------------------------------------------------
                         8    SHARED DISPOSITIVE POWER
                              1,547,000
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,547,000 (See Item 4)

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10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*                                           ( )

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11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          7.4%

--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*
          PN
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
CUSIP No. 44959210                     13G                     Page 3 of 9 Pages

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1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Wand (Power Express) Inc.

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  ( )
                                                                      (b)  (x)

--------------------------------------------------------------------------------
3         SEC USE ONLY


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4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

--------------------------------------------------------------------------------
                         5    SOLE VOTING POWER
       NUMBER OF              123,493
         SHARES          -------------------------------------------------------
      BENEFICIALLY       6    SHARED VOTING POWER
        OWNED BY              1,547,000
          EACH           -------------------------------------------------------
       REPORTING         7    SOLE DISPOSITIVE POWER
         PERSON               123,493
          WITH           -------------------------------------------------------
                         8    SHARED DISPOSITIVE POWER
                              1,547,000
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,670,493 (See Item 4)

--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*                                           ( )

--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          8.0%

--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*
          CO
--------------------------------------------------------------------------------

CUSIP No. 44959210                     13G                     Page 4 of 9 Pages

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1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Bruce W. Schnitzer

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  ( )
                                                                      (b)  (x)

--------------------------------------------------------------------------------
3         SEC USE ONLY


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4         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

--------------------------------------------------------------------------------
                         5    SOLE VOTING POWER
       NUMBER OF              124,049
         SHARES          -------------------------------------------------------
      BENEFICIALLY       6    SHARED VOTING POWER
        OWNED BY              1,670,493
          EACH           -------------------------------------------------------
       REPORTING         7    SOLE DISPOSITIVE POWER
         PERSON               124,049
          WITH           -------------------------------------------------------
                         8    SHARED DISPOSITIVE POWER
                              1,670,493
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,794,542 (See Item 4)

--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*                                           ( )

--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          8.6%

--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------

CUSIP No. 44959210                     13G                     Page 5 of 9 Pages

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1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          David J. Callard

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  ( )
                                                                      (b)  (x)

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

--------------------------------------------------------------------------------
                         5    SOLE VOTING POWER
       NUMBER OF              83,912
         SHARES          -------------------------------------------------------
      BENEFICIALLY       6    SHARED VOTING POWER
        OWNED BY              1,670,493
          EACH           -------------------------------------------------------
       REPORTING         7    SOLE DISPOSITIVE POWER
         PERSON               83,912
          WITH           -------------------------------------------------------
                         8    SHARED DISPOSITIVE POWER
                              1,670,493
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,754,405 (See Item 4)

--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*                                           ( )

--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          8.4%

--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------

Item 1(a).     Name of Issuer:

               iGo Corporation

Item 1(b).     Address of Issuer's Principal Executive Offices:

               One Corporate Drive, Suite 414
               Shelton, Connecticut 06484

Item 2(a).     Name of Persons Filing:

                    This Schedule 13G is being jointly filed by Wand/Power
               Express Investment I L.P., a Delaware limited partnership ("Wand L.P."), Wand (Power Express) Inc., a Delaware corporation ("Wand Inc."), Bruce W. Schnitzer and David J. Callard. Wand Inc. is the general partner of Wand L.P. Mr. Schnitzer owns 50.555% of Wand Inc. and a small limited partnership interest in Wand L.P. Mr. Callard owns 30.272% of Wand Inc. and a small limited partnership interest in Wand L.P. Wand Inc. also has a carried interest on certain partnership distributions of Wand L.P.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               The principal business address of each of the reporting persons is:

               c/o Wand Partners (S.C.) Inc.
               630 Fifth Avenue, Suite 2435
               New York, NY  10111

Item 2(c).     Citizenship:

               Mr. Schnitzer and Mr. Callard are both United States citizens. Each of the other reporting persons is organized under the laws of the state of Delaware.

Item 2(d).     Title of Class of Securities:

               Common Stock

Item 2(e).     CUSIP Number:

               44959210

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

               Not applicable.

Item 4.        Ownership.

                    As a result of distributions by Wand L.P. in May and August
               2000, as of August 1, 2000, 1,547,000 shares of Common Stock, or 7.4% of the total outstanding shares on that date, were held by Wand L.P. Because of the relationships described above, pursuant to Rule 13d-1, Wand Inc. may be deemed the beneficial owner of an aggregate of 1,670,493 shares, or 8.0% of the total outstanding shares on that date, consisting of 1,547,000 shares owned by Wand L.P. and 123,493 shares owned in its own name. Because of the relationships described above, pursuant to Rule 13d-1, Mr. Schnitzer may be deemed the beneficial owner of an aggregate of 1,794,542 shares, or 8.6% of the total shares outstanding on that date, consisting of 1,547,000 shares owned by Wand L.P., 123,493 shares owned by Wand Inc. and 124,049 shares owned in his own name. Because of the relationships described above, pursuant to Rule 13d-1, Mr.Callard may be deemed the beneficial owner of an aggregate of 1,754,405 shares, or 8.4% of the total shares outstanding on that date, consisting of 1,547,000 shares owned by Wand L.P., 123,493 shares owned by Wand Inc. and 83,912 shares owned in his own name.

                    Because of the relationships described above, the reporting persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all the shares of Common Stock held by members of the group. The reporting persons do not admit that they constitute a group within the meaning of Rule 13d-5.

                    Wand L.P. may be deemed to have shared voting and
               dispositive power over the 1,547,000 shares it owns. Wand Inc. may be deemed to have shared and dispositive power over 1,670,493 shares owned by Wand L.P. and itself. Mr. Schnitzer may be deemed to have shared voting and dispositive power over 1,670,493 shares owned by Wand L.P. and Wand Inc. Mr. Callard may be deemed to have shared voting and dispositive power over 1,670,493 shares owned by Wand L.P. and Wand Inc.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               See description of certain carried interests held by Wand Inc. in
               Item 4 above.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certification.

               Not applicable.

                                   SIGNATURES

          After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        WAND/POWER EXPRESS INVESTMENT I, L.P.



September 8, 2000                       /s/ Bruce W. Schnitzer
-----------------                       ----------------------------------------
Dated                                   Signed by Bruce W. Schnitzer,
                                        Chairman of Wand (Power Express) Inc.,
                                        its general partner


                                        WAND (POWER EXPRESS) INC.



September 8, 2000                       /s/ Bruce W. Schnitzer
-----------------                       ----------------------------------------
Dated                                   Signed by Bruce W. Schnitzer,
                                        its Chairman


                                        BRUCE W. SCHNITZER



September 8, 2000                       /s/ Bruce W. Schnitzer
-----------------                       ----------------------------------------
Dated


                                        DAVID J. CALLARD



September 8, 2000                       /s/ David J. Callard
-----------------                       ----------------------------------------
Dated